03011545

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8- 65342

REPORT FOR THE PERIOD BEGINNING 09/03/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brown Advisory Securities, LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 South Bond Street Suite 400

(No. and Street)

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

Baltimore	MD	21231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill 410-537-5414
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

111 South Calvert Street	Baltimore	Maryland	21202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David M. Churchill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Brown Advisory Securities, LLC as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

David M. Churchill

David M. Churchill

Jennifer O'Brien

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Member's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)*

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

BROWN ADVISORY SECURITIES, LLC

Statement of Financial Condition

(Together with Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5)

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

The Member
Brown Advisory Securities, LLC:

We have audited the accompanying statement of financial condition of Brown Advisory Securities, LLC as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brown Advisory Securities, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

February 27, 2003

BROWN ADVISORY SECURITIES, LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	1,127,899
Receivable from clearing organization		102,508
Prepaid expenses and other assets		61,465
	$	1,291,872

Liabilities and Member's Equity

Accrued compensation	$	503,000
Payable to Brown Investment Advisory & Trust Company		210,414
Payable to clearing organization		23,568
Accrued expenses and other payables		42,830
		779,812
Member's equity		512,060
	$	1,291,872

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker-dealer registered under the Securities and Exchange Act of 1934. The Company's sole member is Brown Capital Holdings Incorporated (Holdings). The Company became a member of the National Association of Securities Dealers, Inc. on September 3, 2002.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

(2) Significant Accounting Policies

(a) Cash Equivalents

The Company classifies all short-term investments with maturities at dates of purchase of three months or less as cash equivalents. At December 31, 2002, investments in money market funds of $1,127,899 were classified as cash equivalents.

(b) Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results may differ from those estimates.

(c) Income Taxes

The Company is included in the federal and state income tax returns filed by Holdings. Federal and state income taxes are calculated as if the Company filed on a separate return basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

(3) Net Capital Requirement

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 8 times its "net capital," as those terms are defined in the rule. This rule also requires that the Company maintain "net capital" of the greater of $50,000 or 12-1/2% of aggregate indebtedness. In computing net capital, items not readily convertible into cash are excluded. At December 31, 2002, the Company's net capital was $392,586 which exceeded the rule requirements by $295,110.

(4) Related Party Transactions

Pursuant to an intercompany services agreement (Service Agreement) with Brown Investment Advisory & Trust Company (Trust), Trust pays certain expenses for the Company and the Company is allocated certain operating expenses, including occupancy, communications and data processing, advertising and employee benefits. Under a letter of understanding among Holdings, Trust and the Company, Holdings makes payments to Trust on behalf of the Company for services provided by Trust under the Service Agreement in amounts equal to the tax benefit of net losses incurred by the Company. For the period from inception (September 3, 2002) to December 31, 2002, payments by Holdings to Trust of $515,889 were recorded as member capital contributions to the Company. At December 31, 2002, the amount due to Trust was $210,414.

(5) Income Taxes

As of December 31, 2002, the Company has a net operating loss carryforward (NOL) for income tax purposes of $1,328,829 expiring in 2022. Utilization of net operating losses may be subject to annual limitations under various Internal Revenue Code sections and similar state provisions. The federal tax benefit of this NOL computed at the statutory rate is $454,307 and the state tax benefit, net of federal income tax benefit, is $61,582. The Company has determined that it is not more likely than not that the deferred tax assets will be realized based on consideration of available evidence and, accordingly, has provided valuation allowances for the full amounts of the deferred tax assets at December 31, 2002.

111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
Brown Advisory Securities, LLC:

In planning and performing our audit of the financial statements of Brown Advisory Securities, LLC (the Company) for the period from inception (September 3, 2002) to December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the member and management of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 27, 2003